SilverCrest Provides Las Chispas Construction Update

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - August 10, 2021 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to provide an update on construction activities at the Company's Las Chispas Project ("Las Chispas" or the "Project") located in Sonora, Mexico. All currency amounts herein are presented in United States Dollars, unless otherwise stated.

Highlights

  Construction Tracking on Schedule - At the end of the first half of 2021 ("H1, 2021"), Las Chispas construction progress was 33% complete compared to scheduled completion of 28%. Construction has progressed well with the confined COVID-19 camp facility and earthworks completed, concrete foundation work 74% complete, plant tank construction and key infrastructure projects (powerline, road, and bridge) commenced, underground infrastructure ongoing, and plant detailed engineering 90% complete. Construction progress has benefited from no delays due to COVID-19 or any other reason.

  Capital Spend In-line with Budget - In H1, 2021, 60% of the $137.7 million capital cost estimate was committed, of which 35% has been spent across all capital cost scopes, in-line with budget. A significant component of the initial capital cost is the process plant which is a fixed price Engineering, Procurement, and Construction ("EPC") contract with Ausenco Engineering Canada Inc. This contract represents approximately 39% of the initial capital cost estimate in the Feasibility Study*, limiting the risk of cost inflation for the process plant.

  Underground Development Well Advanced - 4.6 kilometres ("km") of underground development was completed in H1, 2021 for a total of 13.1 km since underground development began in Q1, 2019. Access has been established in four (4) veins or areas and 33 in-vein work fronts. The combination of higher productivity, favourable ground conditions, and cost control have contributed to development costs tracking slightly under budget. Overall, development metres were ahead of budget in H1, 2021.

  Optimization Work Ongoing - Work is underway to further improve the project with a focus on optimizing the underground mine design and schedule. This work has included a review of the Feasibility Study Life of Mine plan ("LOM") to assess areas for improvement. This has included the ongoing development of an exploration drift to the high-grade Babi Vista Splay Vein to better understand this opportunity, which is currently not part of the LOM. As planned, work is also underway to validate metallurgical results from all underground exposed veins, well in advance of plant commissioning in late Q2, 2022.

  Site Safety Remains Key Priority - At the end of H1, 2021, after 784,000 work-hours completed at site, the Company's lost time injury ("LTI") frequency rate was 0.26. COVID-19 risk mitigation efforts continued successfully in H1, 2021, including completion of the confined 513 bed single occupancy construction camp which averaged approximately 70% occupancy in H1, 2021. More than 5,000 COVID-19 tests for employees and contractors were completed in H1, 2021 with positivity rates prior to site access remaining low (less than 2%) and no serious occurrences at site.

  Funding Position Remains Strong, Near-Term Cash Flow - As at July 31, 2021, SilverCrest remains well funded with cash and cash equivalents of $188.0 million (June 30, 2021 - $200.4 million) and $90.0 million available under a $120 million project financing facility (the "Credit Facility"). Once fully ramped up and using Base Case metal prices ($1,500/oz Au and $19.00/oz Ag) which are more than 15% and 23% (respectively) below current prices, Las Chispas could generate after-tax project free cash flow* of approximately $160 million in 2023 and an estimated average of $110 million per year from 2023 to 2029. The Company's strong capital position and forecasted cash flow lowers risk during construction and ramp up while providing the Company flexibility to pursue optimization and growth opportunities.

* NI 43-101 Technical Report & Feasibility Study on The Las Chispas Project dated January 4, 2021

Pierre Beaudoin, COO, remarked "We are extremely proud of our team and contractors who have worked together to safely set the construction on a positive path with numerous critical construction milestones completed in H1, 2021.  We are very pleased with the progress to date which includes on time and on budget construction since the formal start on February 1, 2021.  We expect to reach approximately 80% completion of construction by the end of 2021, with plant ore commissioning expected as planned in late Q2, 2022".

N. Eric Fier, CPG, P.Eng, and CEO, stated, "Las Chispas mine construction is currently on time and budget based on several activities including our early decision to implement strict company-wide COVID-19 protocols and build a confined construction camp, which has reduced risks and benefited the Project's overall schedule. This approach has allowed us to see better productivity than anticipated and limited disruption in our work schedules and supply chains. Underground in-vein development is underway on multiple levels for the Babicanora, Babi Vista, and Babicanora Norte veins and the Babicanora Central zone with 33 working faces in preparation for production. Infill and exploration drilling is continuing with 10 drills at Las Chispas and three at El Picacho".

Las Chispas Construction

Construction of the plant and surface infrastructure is tracking on schedule and budget. At the end of H1, 2021, construction was 33% complete compared to scheduled completion of 28%. Construction progress has benefited from no delays due to COVID-19 or any other reason.

In H1, 2021 more than $82.5 million was committed, of which an estimated $48.1 million has been spent on construction across all capital cost scopes (process plant, underground, surface infrastructure, and owner's costs). Capital expenditures remain in-line with budget. In 2021, the Company has budgeted to spend approximately $113.7 million of the estimated Feasibility Study initial capital cost of $137.7 million. While cost inflation is now present in some areas of the industry, SilverCrest's fixed price EPC agreement with Ausenco represents 39% of the total initial capital costs, limiting the impact of this risk. The other significant component of the initial capital costs is underground mine development, which has been tracking slightly under budget to date. Although construction costs are tracking slightly below budget, the Feasibility Study initial capital cost remains valid.

Construction has progressed well with earthworks 100% complete, concrete 74% complete, key infrastructure projects (powerline, road, and bridge) commenced, and detailed engineering 90% complete. The Company's H1, 2021 progress on its planned construction and development activities are as follows and shown in Figures 1-6 attached:

Area	Status	H1, 2021 Progress
Detailed Engineering	90% Complete	Detailed engineering has progressed well and is expected to be completed in Q3, 2021.
Process Plant Construction	On Schedule

Mobilized Ausenco team on-site, majority of procurement orders awarded, earthworks completed, concrete work nearing completion, started erection of leach tanks and initiated the SMP (Steel-Mechanical-Piping) contract.

Electrical Grid Powerline (81 km) Construction	On Schedule

Completed the right-of-way contracts, signed contract with Comisión Federal de Electricidad ("CFE") for the refurbishment (by CFE) of an existing 27 km power line and the construction (by SilverCrest) of a new 54 km 33 KV line. The detailed engineering was approved by CFE. The Company has completed 66% of Phase 1 (9.2 km) of its 54 km section and was awaiting the permit for Phase 2 and Phase 3, which was received subsequent to June 30, 2021.

The procurement of the voltage regulation system could be on the project critical path and is currently being reviewed. Potential mitigation measures are under review including temporary use of diesel generators for the plant commissioning phase.

Bridge Construction	On Schedule	Construction of the bridge is tracking on schedule for the start of production.
Confined Camp Construction	Completed	Completed construction of 513 single occupancy rooms, kitchen, and recreational facilities for use during construction to reduce COVID-19 and scheduling risks.
Access Road Construction	Ahead of Schedule	Construction of the access road is ahead of schedule with an expected early completion in Q3, 2021.
Underground Development	Ahead of Schedule	Completed 3.5 km of waste development and 1.1 km of in-vein drifting for a total of 4.6 km of development. This total is 1.0 km ahead of the Feasibility Study LOM plan.
Underground Infrastructure and Stockpile Growth	On Schedule

Detailed engineering of the underground infrastructure (electrical, ventilation, emergency preparedness and services) progressing. Installed twin surface ventilation fans in the Babi Main area and stockpiled an estimated 19,000 tonnes of additional mineralized material at grades estimated to be in-line with the Feasibility Study Mineral Reserve.

Tailings Facility Construction	On Schedule	Finalized contract with engineer of record (Wood), commenced detailed engineering, and completed additional geotechnical test-work. Construction of the facility is expected to begin in Q4, 2021
Assay Lab Construction	On Schedule

Advanced contract negotiations for land and services for the assay lab that will be constructed in the closest community (Arizpe) and will provide attractive employment for over 20 people. With contracts signed in July 2021, construction is expected to begin in Q3, 2021 and procurement of lab equipment has commenced.

Underground Development

An estimated 4.6 km of underground development was completed in H1, 2021 for a total of 13.1 km of underground development completed at the project since underground development commenced in Q1, 2019. In-vein drifting now totals 2.5 km (increased from 1.4 km at December 31, 2020) and access has been established in four (4) veins or areas and 33 in-vein work fronts. The Company accelerated underground mine development to create operational flexibility and de-risk the mine plan, resulting in an additional 1.0 km of development above budget completed in H1, 2021. This development rate is expected to be maintained in Q3, 2021 and will be re-evaluated as project construction progresses toward the peak of personnel demand in late 2021. During H1, 2021, development costs tracked slightly under the budgeted unit rate per metre. Overall, the costs remain under budget despite the additional metreage largely as a result of timing of expenses on underground infrastructure.

The underground ramps accessing the Babicanora Main Vein in Area 51 and Babicanora Central zones have been connected to enhance ventilation, emergency preparedness, and productivity. With access established in four veins, including Babi Vista, the highest-grade reserve vein at the Project, the Company has the opportunity, well ahead of production, to validate the metallurgy, geology, ground conditions and test mining methods.

Underground waste development was prioritized in H1, 2021 to provide more flexibility when in production; however, the pre-production stockpile did increase by an estimated 19,000 tonnes in H1, 2021 with grades that are estimated to be in-line with the Feasibility Study Mineral Reserves of approximately 54,493 tonnes in the planned pre-production stockpile. The Feasibility Study production profile includes processing from the historical lower grade stockpiles (162,600 tonnes) and recently developed pre-production stockpiles at the start of the mine life, providing upfront material for optimizing the process plant, flexibility, and risk reduction during ramp-up. The lower grade historical stockpiles will be a key element for reducing ramp-up risk as it will be used initially as blending material to commission the process plant in H2, 2022 and as needed through the end of 2024, allowing for a more measured ramp-up of the underground mining rate.

Throughout H1, 2021 discussions were advanced with numerous parties to award a five-year contract for underground mining. These discussions were aided by the extensive understanding of underground mining costs at Las Chispas, which has been established over the last two years.  The Company anticipates awarding the underground mining contract in Q3, 2021. The contract will include flexible terms with regards to the mining rate to allow for opportunities identified through the ongoing optimization work to be pursued.

Optimization Studies

Work is underway to further improve the project with a focus on optimizing the underground design and mine schedule. This work includes review of the Feasibility Study mine plan to assess areas for improvement including ongoing development of an exploration drift to the high-grade Babi Vista Splay to better understand this opportunity, which is currently not part of the mine plan. Work is also underway to validate metallurgical results from all the underground exposed veins well in advance of the start of production in late Q2, 2022.

The new optimized design will provide early access to most reserve veins within the Babicanora Area. This provides an opportunity to validate the Feasibility Study metallurgy with additional representative samples and to test mining methods, well ahead of production. Metallurgical testing in 2021 will focus on enhancing the Company's knowledge of the clay content of the various veins to ensure the process plant performance can be optimized rapidly through the ramp-up period.

The optimization work underway also includes development of an exploration drift and access toward the high-grade Babi Vista Splay Vein to provide access for further infill drilling, if required and/or early access for production.  This exploration drift has been advanced 175 metres and is now within 125 metres of the vein (Figure 7 attached).  This underground access is not currently included in the LOM* pending conversion to Indicated resources for reserve consideration. Babi Vista Splay Vein currently hosts an Inferred Mineral Resource totaling 211,400 tonnes at an average grade of 13.00 gpt Au, 909.0 gpt Ag or 2,039 gpt AgEq containing 88.3 koz Au (gold) and 6.2 million oz Ag (silver) or 13.9 million oz AgEq (silver equivalent using 86.9:1, Au:Ag).

Safety, COVID-19, and Community

Safety remains a top priority for SilverCrest. At the end of H1, 2021 the Company's LTI frequency rate stood at 0.26 and its total recordable injury frequency rate stood at 3.57.

The Company's COVID-19 prevention measures continue to be critical for construction at Las Chispas. COVID-19 risk mitigation efforts continued successfully in H1, 2021 with more than 3,900 rRt-PCR tests and more than 1,400 rapid antigen tests completed. In total since May 2020, SilverCrest has completed more than 7,000 COVID-19 tests, including over 6,000 rRt-PCR tests. Positivity rates prior to site access remained low in H1, 2021 (below 2%) and no serious occurrences have been recorded at site, which has been a key element in maintaining the schedule and budget. SilverCrest has included some contingency in the schedule in the case of a COVID-19 outbreak and this remains unused.

During H1, 2021, the Company completed construction of the new 513 single occupancy room camp (Figure 8 attached). This fully confined camp has allowed SilverCrest to continue its exploration, underground development, and construction with the objective of limiting potential exposure of personnel and nearby communities to the virus. Before entering the confined camp, all persons are required to isolate prior to being tested for COVID-19 (rRT-PCR test) and following receipt of negative tests, are transported to site using strict protocols. Once on site, all appropriate COVID-19 related protocols are enforced. To further enhance the Company's COVID-19 measures, the Company has partnered and invested in a local laboratory facility capable of detecting variants and conducting more than 300 rRT-PCR tests per day when fully operational. This partnership will allow the Company to have preferred access, pricing and quick turn-around time which will benefit both the construction process and the community. This facility was recently commissioned and will undergo a period of quality control testing throughout Q3, 2021 to ensure accuracy of the results.

There are currently 745 workers active at the project (including on-site and off-duty personnel) with 10% sourced locally and 58% from Sonora. During construction in H1, 2021, the Company has engaged 13 local businesses and is constructing a local geochemical assay lab and a local lab for COVID-19 testing. These labs are located in the nearby community and are expected to provide full-time employment of 20 to 30 people. Once fully operational, the Las Chispas Mine will have approximately 400-450 full-time employees.

Funding Position Remains Strong, Near-Term Cash Flow

As at July 31, 2021, SilverCrest remains well funded with cash and cash equivalents of $188.0 million (June 30, 2021 - $200.4 million) and $90.0 million (June 30, 2021 - $90.0 million) available under its $120.0 million Credit Facility. To limit risk and enhance flexibility, SilverCrest expects to drawdown 75% of the Credit Facility by the end of 2021, in-line with the agreed drawdown schedule. This will allow the Company to maintain availability of the remaining $30 million through August 2022, during ramp-up of the plant through H2, 2022. The next drawdown will be $30 million prior to August 31, 2021, followed by an additional $30 million prior to December 31, 2021. As of June 30, 2021, approximately $90 million of initial capital remains to be spent prior to commissioning.  In addition to the initial capital costs, SilverCrest had budgeted for corporate G&A, exploration, value added taxes, working capital and a minimum cash balance through ramp-up.

Commissioning of the process plant is targeted for late Q2, 2022, with production expected to ramp-up through H2, 2022. Once fully ramped up and using Base Case metal prices ($1,500/oz Au and $19.00/oz Ag) which are more than 15% and 23% (respectively) below current prices, Las Chispas could generate after-tax project free cash flow* of approximately $160 million in 2023 and an estimated average of $110 million per year from 2023 to 2029. The Company's strong capital position lowers risk during construction and forecasted free cash flow at lower prices provides flexibility to pursue growth and optimization opportunities.

Las Chispas Drill Program

In H1, 2021, 71,556 metres were drilled at Las Chispas with 70% of these metres representing infill holes completed for conversion of Inferred Resources to Indicated Resources to support potential conversion to Mineral Reserves. Infill drilling has focused on areas proximal to planned underground infrastructure which could be considered for mining early in the LOM. Results for this drilling are being compiled and will be released in H2, 2021. Completion of an updated Mineral Resource and Reserve estimate, using these results, is targeted for release in 2022. Any remaining 2021 exploration budget at the end of the year, will be directed to optimization, exploration programs and working capital management in 2022.

With Las Chispas infill drilling completed as planned, exploration efforts will now be focused on expansion drilling of current veins and exploration drilling on new vein targets. Currently 10 drill rigs (eight on surface and two underground) are active at Las Chispas and three surface rigs are active at El Picacho.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's top priority is on the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it has completed a feasibility study on the Las Chispas Project and is proceeding with mine construction. Startup of production at the Las Chispas Mine is targeted for mid-2022. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's construction and exploration programs at the Las Chispas Project and the start up of production at the Las Chispas Mine by mid-2022. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic; the reliability of mineralization estimates, mining and development costs, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer	SilverCrest Metals Inc.
SilverCrest Metals Inc.	Contact: Lindsay Bahadir, Manager Investor
Relations and Corporate Communications
Telephone: +1 (604) 694-1730
Fax: +1 (604) 357-1313
Toll Free: 1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1